UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

KSW, INC.

(Name of Subject Company)

KOOL ACQUISITION CORPORATION

(Offeror)

KOOL ACQUISITION LLC

THE RELATED COMPANIES, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number of Class of Securities)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,067,126.00	$3,674.89

*

Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 6,386,625 outstanding shares of common stock, par value $0.01 per share, of KSW, Inc.; and (ii)

134,001 shares of common stock, par value $0.01 per share, of KSW, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $5.00 by an amount equal to $5.00 minus the exercise price for such option, in each case as of September 7, 2012, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,674.89	Filing Party:	Kool Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 12, 2012

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on September 12, 2012 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of KSW, Inc., a Delaware corporation (“KSW”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Kool Acquisition Corporation, a Delaware corporation (“Offeror”) and Kool Acquisition LLC, a Delaware limited liability company (“Parent”), on September 12, 2012, as amended by this Amendment No. 2 filed and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by KSW on September 12, 2012, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by KSW stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror, KSW and, solely with respect to Section 9.12 of the Merger Agreement, The Related Companies, L.P. (“Parent Guarantor”).

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, Parent and Parent Guarantor” is hereby amended and supplemented by inserting after the third paragraph thereof the following:

“The Related Realty Group, Inc. is a Delaware corporation (the “General Partner”) with its principal executive offices at 60 Columbus Circle, New York, NY 10023. The telephone number of the General Partner’s principal executive offices is (212) 801-1000. The General Partner is controlled and wholly-owned by Stephen M. Ross. The General Partner is the general partner of the Parent Guarantor and conducts no other material business.”

Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, Parent and Parent Guarantor” is hereby amended and supplemented by replacing the last and second last paragraphs thereof with the following:

“The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director or manager, and executive officer of Parent, Offeror and the General Partner and certain other information are set forth on Schedule I, Schedule II and Schedule III hereto, respectively.

Except as set forth elsewhere in this Offer to Purchase, or Schedule I, Schedule II and Schedule III to this Offer to Purchase, respectively: (1) none of the General Partner, Parent Guarantor, Parent and Offeror and, to Parent Guarantor’s, Parent’s and Offeror’s knowledge, the persons listed in Schedule I, Schedule II and Schedule III hereto, respectively, or any associate or majority owned subsidiary of Offeror, Parent, Parent Guarantor, the General Partner or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of KSW; (2) none of Offeror, Parent, Parent Guarantor, the General Partner and, to Parent Guarantor’s, Parent’s and Offeror’s knowledge, the persons or entities referred to in clause (1) above has effected any transaction in the Shares or any other equity securities of KSW during the past 60 days; (3) none of the General Partner, Parent Guarantor, Parent and Offeror and, to Parent Guarantor’s, Parent’s and Offeror’s knowledge, the persons listed in Schedule I, Schedule II and Schedule III to this Offer to Purchase, respectively, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of KSW (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (4) during the two years before the date of this Offer to Purchase or otherwise in connection with this Offer to Purchase, there have been no transactions between Offeror, Parent, Parent Guarantor, the General Partner, their subsidiaries or, to Parent Guarantor’s, Parent’s and Offeror’s knowledge, any of the persons listed in Schedule I, Schedule II and Schedule III to this Offer to Purchase, respectively, on the one hand, and KSW or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (5) during the two years before the date of this Offer to Purchase or otherwise in connection with this Offer to Purchase, there have been no contacts, negotiations or transactions between Offeror, Parent, Parent Guarantor, the General Partner, their subsidiaries or, to Parent Guarantor’s, Parent’s and Offeror’s knowledge, any of the persons listed in Schedule I, Schedule II and Schedule III to this Offer to Purchase, respectively, on the one hand, and KSW or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (6) none of Offeror, Parent, Parent Guarantor, the General Partner and, to Parent Guarantor’s, Parent’s and Offeror’s knowledge, the persons listed in Schedule I, Schedule II and Schedule III to this Offer to Purchase, respectively, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (7) none of the General Partner, Parent Guarantor, Parent and Offeror and, to Parent Guarantor’s, Parent’s and Offeror’s knowledge, the persons listed in Schedule I, Schedule II and Schedule III to this Offer to Purchase, respectively, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.”

The Offer to Purchase is hereby amended and supplemented by adding a new page after the end of Schedule II containing the following:

“SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF THE RELATED REALTY GROUP, INC.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of The Related Realty Group, Inc. are set forth below. The telephone number of each such director and executive officer is (212) 801-1000.

Name; Position	Citizenship	Business Address	Present Principal Occupation or Employment and Five-Year Employment History

Stephen M. Ross	U.S.	60 Columbus Circle, New York, NY 10023	Chairman and Director, The Related Realty Group, Inc.; prior to September 2012 he was also Chief Executive Officer of the Related Realty Group, Inc.

Jeff T. Blau Director and Chief Executive Officer	U.S.	60 Columbus Circle, New York, NY 10023	Chief Executive Officer and Director, The Related Realty Group, Inc.; prior to September 2012 he was President instead of Chief Executive Officer of The Related Realty Group, Inc.

Bruce A. Beal, Jr. Director and President	U.S.	60 Columbus Circle, New York, NY 10023	President, The Related Realty Group, Inc. since September 2012; prior thereto, Executive Vice President, The Related Realty Group, Inc.

Michael J. Brenner	U.S.	60 Columbus Circle, New York, NY 10023	Executive Vice President, Chief Financial Officer, Treasurer and Director, The Related Realty Group, Inc.

Richard O’Toole Director, Secretary, Treasurer and Executive Vice President”	U.S.	60 Columbus Circle, New York, NY 10023	Executive Vice President, The Related Realty Group, Inc.

Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented by inserting at the end of the second last sentence of the first paragraph thereof the following:

“through internally available cash (including a loan or investment from Parent Guarantor)”

Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented by inserting at the end of the second paragraph thereof the following:

•

“the Offer is being made for all outstanding Shares solely for cash, and if you tender your Shares, following the Merger, you will not have any continuing interest in KSW, the Purchaser, Parent or Parent Guarantor;

•	consummation of the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire all remaining Shares in the Merger, in cash, for the same price per share paid in the Offer; and

•

we, through our direct parent company, Parent, and Parent’s sole member, Parent Guarantor (who has guaranteed our and Parent’s obligations in connection with the Offer and the Merger), will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer.”

Section 11 of the Offer to Purchase entitled “Background of the Offer” is hereby amended and supplemented by replacing the 5th, 9th, 12th, 17th and 20th paragraphs thereof with the following respectively:

“At a June 21, 2012 meeting attended by Mr. Beal, Mr. Stephen M. Ross, (at the time) Chairman and Chief Executive Officer of Parent Guarantor, Mr. Jeff T. Blau, (at the time) President of Parent Guarantor, and Mr. Warkol, the representatives of Parent Guarantor initially suggested that they would consider paying up to $4.50 per Share to acquire KSW, subject to further diligence and negotiation of a satisfactory form of merger agreement. Mr. Warkol responded that, based upon prior discussions with the KSW Board, he did not think that price was sufficient. Later at that meeting, a representative of the Parent Guarantor indicated that it would consider offering a per Share price of up to $5.00 to acquire KSW, subject to further diligence and negotiation of a satisfactory form of merger agreement. Mr. Warkol stated he would present that proposal to the KSW Board for their consideration. There were no further discussions between the parties concerning the per Share price offered; however, the parties understood that that the per Share price and other terms of the proposal would be subject to the completion of due diligence, the receipt by the KSW Board of a fairness opinion from the KSW’s financial advisor and the negotiation and execution of definitive transaction documents. The following day, KSW and Parent Guarantor executed the Confidentiality Agreement, dated June 22, 2012 (the “Confidentiality Agreement”) and James F. Oliviero, KSW’s general counsel, provided Parent Guarantor with a copy of KSW’s existing collective bargaining agreement.

On July 9, 2012, Parent Guarantor submitted a draft non-binding term sheet (the “Term Sheet”) to KSW reflecting a price of $5.00 per Share for all of the outstanding shares of KSW through an all cash tender offer and/or merger. On July 11, 2012, KSW’s outside counsel, Bracewell and Giuliani, LLP (“B&G”), provided a revised draft of the Term Sheet to Parent Guarantor and DLA Piper . On July 12, 2012, representatives of B&G and DLA discussed the terms of the Term Sheet, including with respect to the terms of the top-up option and conditions of the tender offer.

Between July 13, 2012 and July 18, 2012, representatives of DLA Piper and B&G engaged in a number of discussions and exchanged a number of drafts of the Term Sheet to resolve the open issues on the Term Sheet. The material terms of the Term Sheet were (i) the structure of the transaction being a two-step, tender offer then merger; (ii) the per Share price in cash of $5.00; (iii) the granting of the Top-Up Option to the Purchaser; and (iv) that any definitive purchase agreement would contain customary non-solicitation provisions and a break-up fee. The material terms of the Term Sheet negotiated by the parties, through counsel, included terms relating to the Minimum Condition (upon which the Top-Up Option would be granted) and conditions relating to the employment terms of key management, which resulted in no such condition being required. On July 18, 2012 KSW executed the Term Sheet. On July 27, 2012, Parent Guarantor executed the Term Sheet and confirmed to KSW that it was interested in continuing discussions with KSW regarding a possible acquisition of KSW.

Between August 7, 2012 and August 16, 2012, representatives of DLA Piper and B&G engaged in a number of discussions and exchanged a number of drafts of the merger agreement and tender and support agreement to resolve as many of the open items as possible in the draft merger agreement and draft tender and support agreement (including with respect to the tender and support agreement, the required timing for tender under its terms, and, with respect to the merger agreement, the representations and warranties, the terms and language of the non-solicitation provisions, the circumstances in which the break-up fee would be payable and the amount of the break-up fee).

Between September 5, 2012 and September 6, 2012, representatives of DLA Piper and B&G engaged in further discussions and exchanged drafts of the merger agreement and tender and support agreement to resolve as many of the open items as possible in the draft merger agreement and draft tender and support agreement (including with respect to the merger agreement, the representations and warranties, and the break-up fee). At the conclusion of September 6, 2012, the negotiation of the definitive merger agreement and tender and support agreement were substantially complete.”

Section 15 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended and supplemented by replacing the last paragraphs thereof with the following:

The conditions to the Offer set forth above (except for the Minimum Condition) are for the sole benefit of Parent and Offeror, may be asserted by Parent or Offeror as of or following the Expiration Date regardless of the circumstances (including any action or inaction by Parent or Offeror, provided nothing herein will relieve any party from any obligation or liability such party has under the Merger Agreement) giving rise to any such condition and may be waived only by Parent or Offeror, in their sole discretion (or, with respect to the conditions in paragraph (6) above, their reasonable discretion), in whole or in part at any applicable time and from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. Any failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted, in the case of asserting any such conditions, as of or following the Expiration Date, and in the case of waiving any such conditions, at any time and from time to time, in each case, in accordance with the terms of the Merger Agreement (except for any condition that may only be waived with KSW’s consent, as described in “Section 13—The Transaction Documents—The Merger Agreement—The Offer”).

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2012	KOOL ACQUISITION CORPORATION

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: October 1, 2012	KOOL ACQUISITION LLC

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: October 1, 2012	THE RELATED COMPANIES, L.P.

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated September 12, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(5)(A)	Joint Press Release, dated September 10, 2012, issued by Parent Guarantor and KSW (incorporated by reference to the Schedule TO-C filed by Offeror and Parent with the SEC on September 10, 2012).*

(a)(5)(B)	Joint Press Release issued by Parent Guarantor and KSW, dated September 12, 2012.*

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2012, by and among Parent, Offeror, Parent Guarantor (solely with respect to Section 9.12) and KSW (incorporated by reference to Exhibit 2.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(2)	Tender and Support Agreement, dated as of September 7, 2012, by and among Parent, Offeror and Mr. Floyd Warkol (incorporated by reference to Exhibit 10.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(3)	Confidentiality Agreement, dated June 22, 2012, by and between Parent Guarantor and KSW.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.